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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors
* Also Admitted in New York † Also Admitted in England and Wales

February 14, 2020

Re:	Kingsoft Cloud Holdings Limited (CIK: 0001795589)

Responses to the Staff’s Comments on the Amendment No. 1 to Draft Registration

Statement on Form F-1 Submitted January 23, 2020

Confidential

Mr. Bernard Nolan

Mr. Larry Spirgel

Ms. Inessa Kessman

Mr. Robert Littlepage

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Nolan, Mr. Spirgel, Ms. Kessman and Mr. Littlepage:

On behalf of Kingsoft Cloud Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 6, 2020 on the Company’s Draft Registration Statement on Form F-1 confidentially submitted on January 23, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

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Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

Risk Relating to Our Relationships with Kingsoft Group and Xiaomi, page 44

1.

We note your response to prior comments 1 and 5 that Kingsoft Group and Xiaomi are not under common control. Please, however, enhance the discussion of the risks related to your dependence on Kingsoft and Xiaomi by disclosing that Mr. Jun Lei exercises significant influence over Kingsoft Group. In this regard, we note that in addition to serving as the chairman, he appears to be the largest shareholder of Kingsoft Group.

In response to the Staff’s comment, the Company has revised the disclosures on page 44 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 89

2.

We note under Subsequent Events on page F-79 that on December 5, 2019, the Company granted approximately 49 million shares to employees under the Share Award Scheme. On January 20, 2020, the Company granted 54 million shares to an employee under the Share Award Scheme. Please provide a forward-looking discussion of the impact of these awards on your results of operations, including quantification of the total amount of compensation expense recognized and the amount you anticipate recognizing in future periods.

The Company respectfully advises the Staff that the Company has engaged a third-party appraiser to assist in calculating the fair value of these awards. The valuation is in process and the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2019 is also in progress. Therefore, the Company will update the disclosure on discussion of the impact of these awards on the results of operations in the Revised Draft Registration Statement in the next submission.

The Company further advises the Staff that as disclosed under Subsequent Events on page F-79 of the Revised Draft Registration Statement, in February 2020, the Company granted five million shares to an employee under the Share Award Scheme. The Company will update the disclosure on discussion of the impact of the award on the results of operations in the Revised Draft Registration Statement in the next submission as well.

Results of Operations

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018, page 101

3.

Your revised disclosure in response to prior comment 11 addresses the amounts by which average revenues per Premium Customer and the number of Premium Customers grew. Also, you continue to state that growth in public cloud services revenues and enterprise cloud services revenues was “primarily” driven by these factors. Please clarify the extent to which revenue growth has been attributable to generating additional revenues from existing customers versus acquiring new customers. In this regard, it appears that existing customers have been the primary driver of revenue growth. As part of your response, please also explain these dynamics in your discussion of the key factors that affect your results of operations.

The Company respectfully advises the Staff that as disclosed in the Revised Draft Registration Statement, the Company’s ability to retain existing customers and acquire new customers has been and will continue to affect its business, financial condition, results of operations and prospects. As discussed in details in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Result of Operations” of the Revised Draft Registration Statement:

(i)

For the revenue growth in the Company’s public cloud services in 2017 and 2018, and the nine months ended September 30, 2018 and 2019, revenues generated from existing customers was the primary driver, while revenues generated from new customers was a driver to a lesser extent. This was primarily because during the years of operation, the Company has amassed a large, premium and diversified customer base for public cloud services and has fostered strong loyalty and captured cross-selling opportunities with existing customers.

(ii)

For the revenue growth in the Company’s enterprise cloud services in 2017 and 2018 and the nine months ended September 30, 2018 and 2019, revenues generated from new customers was the primary driver, while revenues generated from existing customers was a driver to a lesser extent. This was primarily because such business is still in a relatively early and fast-growing stage and the Company has been able to quickly acquire new customers. The Company believes that in line with the future development and increased penetration of its enterprise cloud services, revenues generated from existing customers is expected to increase as well and becomes a more attributable factor to the revenue growth in its enterprise cloud services.

In response to the Staff’s comment, the Company has revised the disclosures on pages 91, 101 and 103 of the Revised Draft Registration Statement.

Management

Compensation of Directors and Executive Officers, page 161

4.	Please disclose compensation information for the fiscal year ended December 31, 2019. Refer to Item 6.B of Form 20-F.

The Company respectfully advises the Staff that it will include its audited consolidated financial statements for the year ended December 31, 2019 in the next confidential submission, and will disclose the compensation information for the fiscal year ended December 31, 2019 in such submission.

Financial Statements

1. Organization and Basis of Presentation, page F-10

5.

We note your response to our prior comment 17 and your modification of your statement on page F-16 with the word “additional.” However, given that the contractually required amount is unlimited financial support, the two statements appear to continue to contradict each other. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the referenced disclosures on pages F-16 and F-63 of the Revised Draft Registration Statement.

6.

We note your response to prior comment 18 related to the application of the related-party tiebreaker under ASC 810. Please explain to us how the Company does not meet the criteria under ASC 810-10-25-38A on a standalone basis to be the primary beneficiary, such that the related party tiebreaker would not have to be applied. Include in your response your consideration of ASC 810-10-25-42 with respect to indirect interests held through your related party affiliate.

The Company respectfully advises the Staff that in December 2019, to shift the primary beneficiary of the VIEs from the WFOE to the Company, the shareholders and the Company’s board of directors resolved that the rights under the shareholder voting right trust agreements and the exclusive purchase option agreements were assigned to the board of directors of the Company or any officer authorized by the board of director. In addition, the Company entered into a financial support undertaking letter with the VIEs pursuant to which the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred.

Based on the above, the Company does meet the criteria under ASC 810-10-25-38A on a standalone basis to be the primary beneficiary of the VIEs, such that the related party tiebreaker would not have to be applied because it has both (a) the power to direct the activities of a VIEs that most significantly impact the VIEs’ economic performance as the single decision maker, and (b) the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company does not need to further evaluate whether it meets the benefits criterion under ASC 810-10-25-42.

The Company also respectfully advises the Staff that if it were to consider ASC 810-10-25-42 with respect to indirect interests held through its related party affiliate, the Company will arrive at the same conclusion that the Company meets the benefits criterion (considering both direct and indirect interests) and is the primary beneficiary of the VIEs.

In response to the Staff’s comments, the Company has also revised the referenced disclosures on pages F-11, F-14 and F-61 of the Revised Draft Registration Statement.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10 8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yulin Wang, Chief Executive Officer
Kingsoft Cloud Holdings Limited

Mr. David T. Zhang, Esq., Partner
Mr. Steve Lin, Esq., Partner
Kirkland & Ellis International LLP

Mr. Raymond Wong, Partner
Ms. Grace Lim, Partner
Ernst & Young Hua Ming LLP